FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, December 30, 2014

Ger. Gen. No.  124/2014

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

As of today, Inmobiliaria Manso de Velasco Limitada (“IMV”), a subsidiary of Enersis S.A., signed a shares purchase contract with Rentas Inmobiliaria GN S.A., for the acquisition of all the shares that IMV directly and indirectly holds in the companies: Construcciones y Proyectos Los Maitenes S.A. and Aguas Santiago Poniente S.A., which are part of the real-estate project ENEA. The sale price of the shareholding was Ch$ 57,173 million (equivalent to approximately US$ 94 million using today’s exchange rate), which was paid in cash in this same date.

The estimated effect for Enersis, as parent company, is a profit of approximately Ch$ 18,666 million (equivalent to approximately US$ 31 million using today’s exchange rate).

Sincerely yours,

Angel Chocarro

Administration Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock Exchange

             Banco Santander Santiago – Bondholders Representative

             Risk Classification Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Angel Chocarro
--------------------------------------------------

Title: Administration Officer

Date: December 31, 2014